UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54252
CUSIP NUMBER:	62540Q109

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	June 30, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

MULTI-CORP INTERNATIONAL, INC.
Full Name of Registrant

AQUASIL INTERNATIONAL INC.
Former Name if Applicable

952 N. Western Ave.,
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90029
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six months ended June 30, 2012 will not be submitted by the deadline due to a situation where the workload exceeds available personnel..  We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of August 14, 2012.

PART IV – OTHER

(1)	Name and telephone number of person to contact in regard to this notification

	Robert Baker	888	744-7090
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
On March 31, 2012, the Company divested itself of wholly-owned subsidiary AquaSil, Inc., and determined not to continue in the water business.  Under the terms of divestiture the Company agreed to return the shares of AquaSil to the original shareholder in return for the forgiveness of certain liabilities owned by the subsidiary, with no further consideration. The Company has consolidated AquaSil up to March 31, 2012. As of April 1, 2012, the Company no longer consolidates the accounts of AquaSil with the Company, which is presented as discontinued operations as of April 1, 2012.  During the six month period ended June 30, 2012 the Company expects to report operating losses from continuing operations of approximately $287,000 as compared to $197,033 reported in the prior comparative six  month period ended June 30, 2011.   Additionally the Company will report interest expenses incurred in the current six month period of $2,171 (2012)  as compared to Nil in the prior comparative period ended June 30, 2011.   During the most recent six months ended June 30, 2012 the Company will report a gain from discontinued operations totaling $32,446 as compared to a loss from discontinued operations of $7,745 for the six months ended June 30, 2011.   The most recent six month period ended June 30, 2012 includes $16,624 for professional fees, $9,333 in amortization expenses, $250,000 in stock based compensation and $11,469 in general and administrative expenses, as compared to the prior six months ended June 30, 2011 which includes $180,914 in professional fees, Nil for amortization expenses,  Nil for stock-based compensation and $16,119 in general and administrative expenses.  The Company’s professional fees in 2011 included amounts incurred for legal expenses and professional services related to preparation of a business plan and other documents in respect to the Company’s operating subsidiary, AquaSil.  Current year charges for professional fees are substantially reduced as there were no costs incurred with respect to the preparation of a business plan.

The Company expects to report net losses of approximately $257,000 in the current six month period endd June 30, 2012 as compared to $204,778 in the prior comparative period ended June 30, 2011.

MULTI-CORP INTERNATIONAL INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2012	By:	/s/ Robert Baker
		Name:	Robert Baker
		Title:	Chief Executive and Financial Officer, Secretary/Treasurer and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).